APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Wine Shop, LLC

Profit and Loss

All Dates

	TOTAL
Income	
Sales	44,993.10
Discounts given	-8,221.32
Total Sales	**36,771.78**
Tip	3,347.10
Total Income	**$40,118.88**
Cost of Goods Sold	
Cost of goods sold	5,347.10
Equipment rental - COGS	418.86
Supplies & materials - COGS	22,102.89
Total Cost of goods sold	**27,868.85**
Total Cost of Goods Sold	**$27,868.85**
GROSS PROFIT	**$12,250.03**
Expenses	
Advertising & marketing	4,631.27
	954.52
Business licenses	3,386.00
Cash Over/Short	113.19
Contract labor	2,226.10
General business expenses	195.00
Bank fees & service charges	203.07
Continuing education	65.00
Total General business expenses	**463.07**
Insurance	1,489.24
Interest paid	0.00
Legal & accounting services	251.37
Legal fees	361.00
Total Legal & accounting services	**612.37**
Meals	365.38
Office expenses	
Merchant account fees	771.27
Office supplies	246.99
Shipping & postage	238.06
Small tools & equipment	100.00
Software & apps	913.68
Total Office expenses	**2,270.00**
Payroll expenses	
Guaranteed Payment Jason	17,183.40
Guaranteed Payment Lauren	4,351.88
Total Payroll expenses	**21,535.28**

Wine Shop, LLC

Profit and Loss

All Dates

	TOTAL
Rent	7,400.00
Repairs & maintenance	1,286.77
Sales Tax allowance	-9.21
Supplies	3,410.48
Supplies & materials	4,705.94
Total Supplies	**8,116.42**
Utilities	1,887.60
Total Expenses	**$56,728.00**
NET OPERATING INCOME	**$ -44,477.97**
Other Expenses	
Vehicle expenses	
Parking & tolls	2.77
Vehicle gas & fuel	78.49
Total Vehicle expenses	**81.26**
Total Other Expenses	**$81.26**
NET OTHER INCOME	**$ -81.26**
NET INCOME	**$ -44,559.23**

Wine Shop, LLC

Balance Sheet

All Dates

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking -	1,315.93
Total Bank Accounts	**$1,315.93**
Total Current Assets	**$1,315.93**
Fixed Assets	
Buildings	1,201.72
Furniture & fixtures	10,484.35
Improvements	34,388.33
Tools, machinery, and equipment	16,976.87
Total Fixed Assets	**$63,051.27**
TOTAL ASSETS	**$64,367.20**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Central Bill Account -	13,414.32
Central Bill Account -	12,942.78
Total Credit Cards	**$26,357.10**
Other Current Liabilities	
Gift Cards Redeemed	-50.00
Gift Cards Sold	1,506.10
NP N. Smith	28,546.29
Sales tax to pay	1,094.90
Total Other Current Liabilities	**$31,097.29**
Total Current Liabilities	**$57,454.39**
Long-Term Liabilities	
NP Caesar's	48,147.04
Total Long-Term Liabilities	**$48,147.04**
Total Liabilities	**$105,601.43**
Equity	
Opening balance equity	3,825.00
Partner distributions	-500.00
Retained Earnings	
Net Income	-44,559.23
Total Equity	**$ -41,234.23**
TOTAL LIABILITIES AND EQUITY	**$64,367.20**

Wine Shop, LLC

Statement of Cash Flows

All Dates

	TOTAL
OPERATING ACTIVITIES	
Net Income	-44,559.23
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	0.00
Central Bill Account -	13,414.32
Central Bill Account -	12,942.78
Gift Cards Redeemed	-50.00
Gift Cards Sold	1,506.10
NP N. Smith	28,546.29
Sales tax to pay	1,094.90
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**57,454.39**
Net cash provided by operating activities	**$12,895.16**
INVESTING ACTIVITIES	
Buildings	-1,201.72
Furniture & fixtures	-10,484.35
Improvements	-34,388.33
Tools, machinery, and equipment	-16,976.87
Net cash provided by investing activities	**$ -63,051.27**
FINANCING ACTIVITIES	
NP Caesar's	48,147.04
Opening balance equity	3,825.00
Partner distributions	-500.00
Net cash provided by financing activities	**$51,472.04**
NET CASH INCREASE FOR PERIOD	**$1,315.93**
CASH AT END OF PERIOD	**$1,315.93**

I, Lauren VanCleave, certify that:

1. The financial statements of Wine Shop, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Wine Shop, LLC has not been included in this Form as Wine Shop, LLC was formed on 02/14/2022 and has not filed a tax return to date.

Signature   *Lauren VanCleave*

Name: Lauren VanCleave

Title: Co-Owner